

July 2, 2014

Via E-mail
Mr. Ye Guohua
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC 200540

> **RE: Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for the Year ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-12158**

Dear Mr. Ye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects, page 35

A. Results of Operations, page 40

1.   In future filings, please enhance your disclosure to discuss the business reasons for the changes between periods in profit/(loss) from operations of each of your segments. In doing so, please disclose the amount of each significant change between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in profit/(loss) from operations of each segment, as applicable. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Item 6. Directors, Senior Management and Employees, page 50

B. Compensation, page 55

2.   We note that your compensation disclosure on page F-40 to the financial statements provides itemized disclosure of salaries, retirement scheme contributions, and discretionary bonuses paid to each director and supervisor. In accordance with Item 6.B.1 of Form 20-F, in future filings please ensure that disclosure of the compensation of directors and supervisors is made on an individual basis, considering that you have publicly disclosed this information. To the extent that the retirement scheme contributions are made pursuant to a plan, in future filings please provide a brief description of the plan and the basis upon which your executives participate in the plan.

Item 17. Financial Statements, page 91

General

3.   You disclose on page 62 that you entered into the Property Right Transaction Agreement with Sinopec Sales Company Limited pursuant to which you agreed to dispose of certain assets and the corresponding liabilities to Sales Company at a consideration of RMB594,147,499. We note that Sales Company has paid the total consideration in a single payment on December 11, 2013. Please clarify the nature of the transaction and help us understand how you are accounting for it. In addition, please tell us how this transaction has been reflected in your financial statements for the year ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief